Exhibit 12.1

Transocean Ltd. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratio amounts)

	Historical
	Six months
	ended
	June 30,		Years ended December 31,
	2012		2011	2010	2009	2008	2007

Earnings:
Income (loss) from continuing operations before income tax expense	$(303)		$(5,434)	$1,290	$3,919	$4,711	$3,342

Less:
Capitalized interest	25		39	89	182	147	77
Equity in earnings (losses) of unconsolidated affiliates	—		18	8	6	2	(2)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—		—	—	—	—	—
Add:
Fixed charges (see below)	416		719	690	701	818	277
Amortization of capitalized interest	12		23	22	15	12	12
Distribution of earnings in unconsolidated affiliates	—		—	—	—	—	—

Earnings, as adjusted	$100		$(4,749)	$1,905	$4,447	$5,392	$3,556

Fixed Charges:
Rent expense	81		169	98	99	89	51
Estimated interest portion of rent expense	28		59	34	35	31	18
Interest expense, net of capitalized interest and including amortization of debt issue cost and debt discount or premium (a)	363		621	567	484	640	182
Capitalized interest	25		39	89	182	147	77

Total fixed charges	$416		$719	$690	$701	$818	$277

Ratio of earnings to fixed charges (b)		(c)	(d)	2.76	6.34	6.59	12.84

(a)          Interest expense excludes interest on unrecognized tax benefits related to uncertain tax positions, as such amounts are recognized in income tax expense and are immaterial.

(b)         The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, “earnings” is the amount resulting from adding (a) income from continuing operations before income tax expense, (b) fixed charges, (c) amortization of capitalized interest, and (d) distributed earnings of unconsolidated affiliates; and then subtracting (a) capitalized interest, (b) equity in earnings or losses of unconsolidated affiliates, and (c) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. “Fixed charges” is the amount resulting from adding (a) interest expense, (b) amortization of debt discount or premium, (c) capitalized interest and (d) an estimate of the interest component of rent expense.

(c)          Total fixed charges exceed adjusted earnings available for payment of fixed charges by $316 million. Adjusted earnings available for payment of fixed charges include a $210 million loss on impairment of goodwill and other intangible assets and a $750 million loss in connection with contingencies that we believe are probable and for which reasonable estimate can be made.

(d)         Total fixed charges exceed adjusted earnings available for payment of fixed charges by $5.5 billion. Adjusted earnings available for payment of fixed charges include a $5.2 billion loss on impairment of goodwill and a $1.0 billion loss in connection with contingencies that we believe are probable and for which reasonable estimate can be made.